MR

14047777

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooklight Place Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Jorie Boulevard
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Hoelzel (888) 976 - 0659
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 S. Riverside Plaza, 9th Floor	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, Jeff Hoelzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooklight Place Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

"OFFICIAL SEAL"
M MADULARA
Notary Public - State of Illinois
My Commission Expires June 07, 2017

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brooklight Place Securities, Inc.

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report

To the Board of Directors
Brooklight Place Securities, Inc.
Oak Brook, Illinois

We have audited the accompanying financial statements of Brooklight Place Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, changes in stockholder's equity, and cash flows for the period from March 1, 2013 through December 31, 2013, which are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to these financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Board of Directors
Brooklight Place Securities, Inc.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brooklight Place Securities, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the period from March 1, 2013 through December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information as indicated in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Plante & Moran, PLLC

February 24, 2014

Brooklight Place Securities, Inc.

Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	375,171
Commissions receivable		108,956
Other receivables		7,275
Prepaid expenses		42,049
Broker deposits		25,000
Computer hardware and software - Net of accumulated depreciation of $3,004		15,022
Deferred tax asset		23,587
Total assets	**$**	**597,060**
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	228,965
Other accounts payable and accrued expenses		15,457
Total liabilities		244,422
Stockholder's Equity		
Common stock, $1 par value: Authorized - 1,000 shares; issued and outstanding - 360 shares (owned by Crabtree Holdings, LLC)		360
Additional paid-in capital		289,996
Retained earnings		62,282
Total stockholder's equity		352,638
Total liabilities and stockholder's equity	**$**	**597,060**

See Notes to Financial Statements.

Brooklight Place Securities, Inc.

Statement of Operations
Period from March 1, 2013 through December 31, 2013

Revenues	
Commissions:	
Security transactions	$ 74,583
Mutual fund	1,212,814
Variable annuity	1,494,992
Equity indexed annuity	17,212
Investment advisory	3,319
Mutual fund trail commissions	77,507
Other income	14,599
Total revenues	2,895,026
Expenses	
Commissions	2,281,965
Employee compensation and related benefits	289,457
Other general and administrative expenses	394,184
Total expenses	2,965,606
Loss Before Income Taxes	(70,580)
Income Tax Benefit	(23,587)
Net Loss	**$ (46,993)**

See Notes to Financial Statements.

Brooklight Place Securities, Inc.

Statement of Changes in Stockholder's Equity
Period from March 1, 2013 through December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance - March 1, 2013	$ 360	$ 203,668	$ 109,275	$ 313,303
Net loss	-	-	(46,993)	(46,993)
Capital contribution - Crabtree Holding, LLC	-	86,328	-	86,328
Balance - December 31, 2013	**$ 360**	**$ 289,996**	**$ 62,282**	**$ 352,638**

See Notes to Financial Statements.

Brooklight Place Securities, Inc.

Statement of Cash Flows
Period from March 1, 2013 through December 31, 2013

Cash Flows from Operating Activities	
Net loss	$ (46,993)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	3,004
Gain on sale of investment	(639)
Changes in operating assets and liabilities:	
Increase in receivables	(57,140)
Decrease in prepaid expenses	1,783
Increase in deferred income taxes	(23,587)
Increase in commissions payable	163,108
Increase in accounts payable and accrued expenses	26,568
Net cash provided by operating activities	66,104
Cash Flows from Investing Activities	
Proceeds from sale of investment	48,129
Capital expenditures	(7,622)
Net cash provided by investing activities	40,507
Cash Flows from Financing Activities - Capital contribution	50,000
Net Increase in Cash and Cash Equivalents	156,611
Cash and Cash Equivalents - Beginning of period	218,560
Cash and Cash Equivalents - End of period	**$ 375,171**

See Notes to Financial Statements.

Note 1 - Industry Operations

Brooklight Place Securities, Inc. (the "Company") was incorporated in 1984 as MTL Equity Products, Inc. All of the issued and outstanding stock in the Company was acquired by Crabtree Holdings, LLC after the close of business on February 28, 2013. The Company was renamed Brooklight Place Securities, Inc. as of March 1, 2013.

The Company acts as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and the solicitation of purchases and sales of securities. The Company is a wholly owned subsidiary of Crabtree Holdings, LLC, which in turn is owned 50 percent by Charles R. Brettell and 50 percent by Jeffery K. Hoelzel.

The Company is principally involved in the sale of mutual funds and variable annuities with 79 percent of total mutual fund sales placed with the American Funds, Franklin Templeton Distributors, Putnam Funds, Alliance Bernstein Funds, and Invesco and mutual funds held in a brokerage account at RBC Correspondent Services and 65 percent of total variable annuities placed with Jackson National, Prudential, Pacific Life, The Hartford, and Allianz during 2013. Approximately 49 percent of the Company's business was transacted in Illinois, Minnesota, and Ohio. Additionally, five registered representatives produced 28 percent of the total revenue in 2013.

Certain insurance companies require that some fixed annuity products be sold by registered representatives and offered through broker/dealer firms and, as such, the Company also offers fixed annuity products for these insurance companies.

The Company requires that equity indexed annuities (EIAs) be sold by registered representatives. The Company works with several field marketing organizations to determine suitable products to provide access and service in selling EIAs.

The Company clears its securities transactions on a fully disclosed basis through The Royal Bank of Canada (the clearing broker).

Note 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Commissions - Commission revenue is recognized on a trade-date basis as transactions occur. Commission expense is recorded at the same time as related commission revenue.

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of the purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Fixed Assets - Fixed assets are recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset to prepare the asset for its intended use.

Depreciation commences when the assets are available for use and is expensed on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. Depreciation methods, useful lives, and residual values are reviewed at each financial year end and are adjusted if appropriate. Estimated useful lives are five years for computer hardware and software.

Note 3 - Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. The Company's deferred tax asset primarily stems from its 2013 net operating loss. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Company recognized a deferred tax asset of $23,587 as of December 31, 2013. The corresponding net operating loss carryforward for tax purposes will expire in 2033. No valuation allowance was deemed necessary as the Company expects future tax liabilities to exceed the available net operating loss carryforward in the near term.

Management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company's 2013 tax returns are subject to U.S. federal or state examinations by authorities.

Note 4 - Commitments and Contingencies

At December 31, 2013, there were no commitments or contingencies related to legal actions.

Note 5 - Related Party Transactions

The Company retains certain consulting and management services from Prosody Consulting, LLC (owned by Charles R. Brettell, 50 percent owner of Crabtree Holdings, LLC) and Jeffery K. Hoelzel (also 50 percent owner of Crabtree Holdings, LLC). Through December 31, 2013, Prosody Consulting, LLC was paid $16,000 and Jeffery K. Hoelzel was paid $45,000. Other accounts payable and accrued expenses on the statement of financial condition include $5,000 payable to Jeffery K. Hoelzel for management services rendered in December 2013 and $143 for reimbursement of expenses paid on behalf of the Company by Mr. Hoelzel.

Prior to the acquisition and establishment of the Company's banking relationship, the Company incurred costs of $36,328 in anticipation of the closing of the stock purchase agreement. Operating expenses totaling $13,651, acquisition of fixed assets totaling $10,404, and prepaid amounts totaling $12,273 were paid by the owner, Crabtree Holdings, LLC. In lieu of cash reimbursement, Crabtree Holdings, LLC has elected to treat these payments as a capital contribution.

Note 6 - Transactions with Customers

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2013, there were no amounts to be indemnified to the clearing broker for those customer accounts.

Note 7 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6-2/3 percent of aggregate indebtedness, as defined, or $50,000. At December 31, 2013, the Company had net capital of $163,023, exceeding the requirement by $113,023. At December 31, 2013, the ratio of aggregate indebtedness to net capital was 1.50 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 24, 2014, the date the financial statements were available to be issued.

Supplementary Information

Brooklight Place Securities, Inc.

Computation of Net Capital and Aggregate Indebtedness
Under SEC Rule 15c3-1
December 31, 2013

Aggregate Indebtedness	
Total liabilities	**$ 244,422**
Net Capital	
Stockholder's equity	$ 352,638
Less nonallowable assets:	
Prepaid expenses	(42,049)
Nonallowable receivables	(108,956)
Deferred tax asset	(23,587)
Computer hardware and software	(15,022)
Total nonallowable assets	(189,614)
Net capital before haircuts	163,024
Haircuts on common stock	-
Net capital	**$ 163,024**
Capital Requirements	
Minimum net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $50,000)	$ 50,000
Net capital in excess of requirement	113,024
Net capital as above	**$ 163,024**
Ratio of aggregate indebtedness to net capital	**1.5 to 1**

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2013.

Statement Regarding Rule 15c3-3
December 31, 2013

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report on Internal Control Under SEC Rule 17A-5(g)(1)

To the Board of Directors
Brooklight Place Securities, Inc.
Oak Brook, Illinois

In planning and performing our audit of the financial statements of Brooklight Place Securities, Inc. (the "Company") as of December 31, 2013 and for the period from March 1, 2013 through December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Brooklight Place Securities, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

February 24, 2014